09040188

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 02 2009
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67229

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: S. Goldman Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

641 Lexington Ave. 18th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerald Jaeger 212-404-5732
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Graf Repetti & Co., LLP formerly Marx, Lange, Gutterman LLP
(Name – *if individual, state last, first, middle name*)

1114 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sheldon Goldman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of S. Goldman Advisors, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Managing Director

Title

Notary Public

SUBSCRIBED AND SWORN TO BEFORE ME THIS 24th DAY OF February, 2009

BY

TOULA LIVANOS
Notary Public - State of New York
NO. 01LI4868263
Qualified in New York County
My Commission Expires Nov 7 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors
www.grafrepetti.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Member of
S. Goldman Advisors, LLC

We have audited the accompanying statement of financial condition of S. Goldman Advisors, LLC (the "Company") as of December 31, 2008, and the related statements of income and changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of S. Goldman Advisors, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Graf Repetti & Co., LLP

New York, New York
February 24, 2009

New York: 1114 Avenue of the Americas, New York, NY 10036 • 212.302.3300
Long Island: 41 Front Street, Rockville Centre, NY 11570 • 516.766.7345

S. GOLDMAN ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$	518,024
Due from affiliates		317,664
Interest receivable		3,947
Prepaid expenses and other assets		75,535
Total Assets	$	915,170

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses and other liabilities	$	12,756
Member's equity		902,414
Total Liabilities and Member's Equity	$	915,170

See accompanying notes to the financial statements.

S. GOLDMAN ADVISORS, LLC

STATEMENT OF INCOME AND CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES	
Fee income	$ 4,048,332
Interest income	41,206
Total Revenues	4,089,538
EXPENSES	
Compensation and benefits	2,156,893
Professional fees	150,834
Management fees	75,000
Interest	48,844
Communications and data processing	131,856
Regulatory fees	15,626
Other operating expenses	88,797
Gain on curtailment of pension plan	(90,241)
Total Expenses	2,577,609
Net Income	1,511,929
Other Comprehensive Income (Loss):	
Pension Adjustment	(17,064)
Comprehensive Income	1,494,865
Member's Equity - January 1, 2008	4,527,549
Member's Distributions	(5,120,000)
Member's Equity - December 31, 2008	$ 902,414

See accompanying notes to the financial statements.

S. GOLDMAN ADVISORS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 1,511,929
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Decrease in fees receivable	1,660,778
Decrease in due from affiliates	486,550
Increase in interest receivable	(3,947)
Increase in prepaid expenses and other assets	(61,432)
Increase in accrued expenses and other liabilities	12,756
Net Cash Provided by Operating Activities	3,606,634
CASH FLOWS FROM FINANCING ACTIVITIES	
Member's distributions	(5,070,000)
Net Decrease in Cash and Cash Equivalents	(1,463,366)
Cash and Cash Equivalents - January 1, 2008	1,981,390
Cash and Cash Equivalents - December 31, 2008	$ 518,024

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for interest	$ 48,844
Non-cash financing activities:	
Due from member reclassed to distribution	$ 50,000

See accompanying notes to the financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

S. Goldman Advisors, LLC (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a single member limited liability company and continues indefinitely until it is terminated. The member's liability is limited. The Company provides investment banking and financial advisory services principally related to mergers and acquisitions, equity restructuring and debt private placements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Revenue Recognition

Investment banking revenue include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenue also includes fees earned from providing merger and acquisition and financial restructuring advisory services. Investment banking revenue is recorded when the underlying transaction is completed and the income is reasonably determinable.

b) Income Taxes

The Company is a single member limited liability company. As such, the member is responsible for income taxes that result from the Company's operations. No provision for income taxes is included in the accompanying financial statements.

c) Cash Equivalents

The Company considers money market funds and other highly liquid financial instruments with an original maturity of less than three months to be cash equivalents.

d) Use of Estimates

The preparation of financial statements in accordance with accounting principals generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Accordingly, actual results could differ from those estimates.

e) Concentration of Credit Risk

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any credit risk.

3. RELATED PARTY TRANSACTIONS

The Company pays an affiliate (the "Affiliate"), which is wholly owned by the sole member of the Company, $6,250 per month under an administrative services agreement. The monthly payment represents the Company's allocable share of rent, utilities, insurance and other administrative expenses. The monthly fee is subject to periodic adjustment.

In addition, the Company reimbursed the affiliate approximately $2.3 million for the year ended December 31, 2008 for payroll, related employee costs and additional overhead costs. All of the employees work for the Company. The affiliate paid the above costs as an accommodation due to common ownership. In 2009, The Company will incur and pay all of the employee costs and any additional overhead.

The Company also had amounts due from another affiliate, which is partially owned by one of its members and is a broker dealer. The amount due of approximately $318,000 represented an allocated share of overhead and administrative costs for the year ended December 31, 2008. The amount was paid in January 2009.

4. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital, as defined, which is the greater of $100,000 or the minimum net capital required based on aggregate indebtedness. At December 31, 2008, the Company's net capital was $496,798 which was $396,798 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .026 to 1.

5. PENSION PLANS

a) Defined Benefit Plan

In 2007, the Company established the S. Goldman Advisors, LLC Pension Plan (the "Plan"), a defined benefit plan, which covers substantially all employees of the Company. As of December 31, 2008, this plan was suspended (curtailed). Pension benefits prior to curtailment were based primarily on years of service and levels of compensation. Participants vest in their accrued retirement benefit, as defined, as follows: 20% after two years of service and an additional 20% per year thereafter.

5. PENSION PLANS (cont'd)

a) Defined Benefit Plan (cont'd)

The following tables set forth further information about the Company's defined benefit plan as of and for the year ended December 31, 2008:

Obligations and Funded Status	
Benefit obligation	$ 243,390
Plan assets at fair value	314,035
Funded Status	$ 70,645
Accumulated benefit obligation	$ (243,390)
Employer contributions	171,600
Benefits paid	6,439

Amounts recognized in the statement of financial position consist of:

Prepaid Pension Cost	$ 70,645

Amounts recognized in accumulated other comprehensive income consist of:

Balance - January 1, 2008	$ 17,064
Curtailment adjustments	(17,064)
Balance - December 31, 2008	$ -

The following assumptions were used in accounting for the Plan:

Weighted-Average Assumptions Used to Determine Benefit Obligations at December 31, 2007	
Discount rate	6.5%
Rate of compensation increase	3.0%
Weighted-Average Assumptions Used to Determine Net Periodic Benefit Cost for the Year December 31, 2008	
Discount rate	6.0%
Expected return on Plan assets	7.5%
Rate of compensation increase	3.0%

5. PENSION PLANS (cont'd)

b) Defined Benefit Plan (cont'd)

The expected rate of return on Plan assets is determined by the Plan assets' historical long-term investment performance, current asset allocation, and estimates of future long-term returns by asset class.

The percentage of the fair value of total Plan assets held as of December 31, 2008 (the measurement date) by asset category is as follows:

Equity securities	68%
Cash	32%
Total	100%

The Company's investment strategy is to invest in equity securities. Accordingly, the composition of the Company's Plan assets is broadly characterized as a 70%/30% allocation between equity and cash in light of recent market conditions.

No Plan assets are expected to be returned to the Company during 2009.

c) 401(k) Plan

In 2008, the Company formed a new qualified 401(k)/profit sharing plan retirement plan covering substantially all full-time employees who have met certain age and length of service requirements. Eligible employees may elect to contribute a percentage of their salary up to a specified maximum. The Company's voluntary contribution will vary depending on the profitability of the Company. The Company's voluntary contributions amounted to $82,101 in 2008.

SUPPLEMENTAL INFORMATION

S. GOLDMAN ADVISORS, LLC

COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1

FOR THE YEAR ENDED DECEMBER 31, 2008

NET CAPITAL	
Total member's equity as of December 31, 2008	$ 902,414
DEDUCTIONS AND/OR CHARGES	
Due from affiliate	317,994
Interest receivable	3,947
Prepaid expenses and other assets	75,535
Haircuts on money market	8,470
Total Deductions and/or Charges	405,946
NET CAPITAL	$ 496,468
MINIMUM NET CAPITAL REQUIRED (GREATER OF 6 2/3% OF A.I. OR $100,000)	$ 100,000
EXCESS NET CAPITAL	$ 396,468
TOTAL AGGREGATE INDEBTEDNESS (A.I.)	$ 12,756
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.026:1

Reconciliation between the above computation of audited Net Capital of the Company as of December 31, 2008 and the computation included in the Company's corresponding unaudited from X-17A-5 Part IIA filing as of December 31, 2008.

Net capital as reported in the Company's (unaudited) FOCUS report	$ 500,665
Adjustments to:	
Interest receivable	(3,947)
Haircuts on money market	80
Net Capital	$ 496,798

See accompanying notes to the financial statements.

S. GOLDMAN ADVISORS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2008

The Company claims exemption from the requirements of Rule 15c3-3, under section (k) (2) (i) of the rule.

See accompanying notes to the financial statements.

SUPPLEMENTARY REPORT
OF INDEPENDENT AUDITORS

GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors
www.grafrepetti.com

SUPPLEMENTARY REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

The Board of Directors and Member of
S. Goldman Advisors, LLC

In planning and performing our audit of the financial statements of S. Goldman Advisors, LLC (the "Company"), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

New York: 1114 Avenue of the Americas, New York, NY 10036 • 212.302.3300

Long Island: 41 Front Street, Rockville Centre, NY 11570 • 516.766.7345

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use by the Board of Directors management, the Securities and Exchange Commission, Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Graf Repetti & Co., LLP

New York, New York
February 24, 2009

S. GOLDMAN ADVISORS, LLC

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

REPORT ON INTERNAL CONTROL DECEMBER 31, 2008